May 5, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

Re:	Oncobiologics, Inc. Registration Statement on Form S-1 Filed April 27, 2016 File No. 333-209011
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 4, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-209011) for Thursday, May 5, 2016, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Oncobiologics, Inc.

By: /s/ Pankaj Mohan

Pankaj Mohan, Ph.D.
Chairman, President and Chief Executive Officer

cc:	Lawrence A. Kenyon, Oncobiologics, Inc.
Yvan-Claude Pierre, Cooley LLP
Daniel I. Goldberg, Cooley LLP
Marianne Sarrazin, Cooley LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

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